BlackRock Municipal Bond Fund, Inc.:  BlackRock National Municipal Fund

77(I)
Terms of new or amended securities

Effective July 18, 2011, the establishment and designation of Classes are as follows:

1.	The new classes of Shares are designated as BlackRock Shares, Service Shares and Investor B1 Shares.

2.	The classes of Shares established and designated are as follows:

a.	BlackRock Shares
b.	Institutional Shares
c.	Service Shares
d.	Investor A Shares
e.	Investor B Shares
f.	Investor B1 Shares
g.	Investor C Shares
h.	Investor C1 Shares